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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)1

                               KOGER EQUITY, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                    500228101
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                                 (CUSIP Number)

                GEORGE R. WHITTEMORE, MILLS VALUE ADVISER, INC.,
         1108 EAST MAIN STREET, RICHMOND, VIRGINIA 23219 (804) 344-3804
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 AUGUST 20, 1997
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             (Date of Event which Requires Filing of this Statement)

             If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

             Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 10 Pages)




             1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                           `
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



    -------------------                                       ------------------
    CUSIP No. 500228101             SCHEDULE 13D              Page 2 of 10 Pages
    -------------------                                       ------------------

    ------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Mills Value Adviser, Inc.
            I.R.S. ID #54-1410376
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)      |_|
                                                                 (b)      |_|
            Not Applicable
    ------- --------------------------------------------------------------------
    3       SEC USE ONLY


    ------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                                |_|

            Not Applicable
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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Virginia
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    ----------------------- ------- --------------------------------------------
          NUMBER OF         7       SOLE VOTING POWER

            SHARES                  -0-
                            ------- --------------------------------------------
                            8       SHARED VOTING POWER
         BENEFICIALLY
                                    -0-
                            ------- --------------------------------------------
        OWNED BY EACH       9       SOLE DISPOSITIVE POWER

          REPORTING                 618,270
                            ------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER
         PERSON WITH
                                    -0-
    ----------------------- ------- --------------------------------------------
            --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            618,270
    ------- --------------------------------------------------------------------
    ------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          |_|

            Not Applicable
    ------- --------------------------------------------------------------------
    ------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.0%
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    14      TYPE OF REPORTING PERSON*

            IA (INVESTMENT ADVISER)
    ------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                                       FOR
                            MILLS VALUE ADVISER, INC.

         This Amendment No. 1 hereby amends and supplements the Schedule 13D (the "Schedule 13D"), dated August 27, 1996, filed with the Securities and Exchange Commission (the "SEC") on August 28, 1996, with respect to the common stock, par value $0.01 per share ("Common Stock"), of Koger Equity, Inc. (the "Issuer").


Item 1.  Security and Issuer

         This Amendment No. 1 relates to the common stock,  par value $0.01 per
share,  of  Koger   Equity, Inc.,   3986  Boulevard  Center  Drive,  Suite  101,
Jacksonville, FL 32207.

Item 2.  Identity and Background

         Mills Value Adviser, Inc.

         Mills Value Adviser, Inc. (the "Corporation") is a corporation organized under the laws of the Commonwealth of Virginia. Its principal business is providing investment advisory services to its clients. The address of its principal business and principal office is 1108 East Main Street, Richmond, VA 23219. During the past five years, the Corporation has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

         On March 28, 1996, the Corporation and Charles A. Mills, III, Chairman of the Board of the Corporation in Cases # SEC 960020 and SEC 960022 entered into an admission and consent order which accepted an order of settlement alleging violations of Virginia Code Sections 13.1-504 A and 13.1-504 C by the Virginia State Corporation Commission. In particular, the order of settlement alleged that the Corporation temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor; that the Corporation temporarily employed an unregistered investment advisor representative; and that Mr. Mills temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor. Without admitting or denying the allegations, the Corporation paid $200.00 and Mr. Mills paid $2,500.00 to the Commonwealth of Virginia. The Corporation has undertaken measures to prevent a lapse in required registrations or other similar occurrence.

                               Page 3 of 10 Pages

         Charles A. Mills, III

         (A) Charles A. Mills, III

         (B) 1108 East Main Street, Richmond, VA 23219

         (C) Charles A. Mills, III is Chairman of the Board of the Corporation and also a director and Chairman of Anderson & Strudwick, Incorporated, a stock brokerage firm, whose address is the same as the Corporation's.

         (D) During the past five years, Charles A. Mills, III has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

         (E) On March 28, 1996, the Corporation and Charles A. Mills, III, Chairman of the Board of the Corporation in Cases # SEC 960020 and SEC 960022 entered into an admission and consent order which accepted an order of settlement alleging violations of Virginia Code Sections 13.1-504 A and 13.1-504 C by the Virginia State Corporation Commission. In particular, the order of settlement alleged that the Corporation temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor; that the Corporation temporarily employed an unregistered investment advisor representative; and that Mr. Mills temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor. Without admitting or denying the allegations, the Corporation paid $200.00 and Mr. Mills paid $2,500.00 to the Commonwealth of Virginia. The Corporation has undertaken measures to prevent a lapse in required registrations or other similar occurrence.

         (F) Charles A. Mills, III is a citizen of the United States of America.

         George R. Whittemore

         (A) George R. Whittemore

         (B) 1108 East Main Street, Richmond, VA 23219

         (C) George  R.   Whittemore   is  President  and  a  Director  of  the
Corporation.
                               Page 4 of 10 Pages

         (D) During the past five years, George R. Whittemore has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

         (E) During the past five years, George R. Whittemore has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (F) George R. Whittemore is a citizen of the United States of America.

          Blair J. Frantzen

         (A) Blair J. Frantzen

         (B) 1108 East Main Street, Richmond, VA 23219

         (C) Blair J. Frantzen is Secretary/Treasurer and a Director of the Corporation and a registered representative of Anderson & Strudwick,
Incorporated, a stock brokerage firm whose address is the same as the Corporation's.

         (D) During the past five years, Blair J. Frantzen has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

         (E) During the past five years, Blair J. Frantzen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (F) Blair J. Frantzen is a citizen of the United States of America.

         George W. Anderson

         (A) George W. Anderson

         (B) 1108 East Main Street, Richmond, VA 23219

                               Page 5 of 10 Pages

         (C) George W. Anderson is a Director of the Corporation as well as a Senior Vice President of Anderson & Strudwick, Incorporated, a stock brokerage firm, and President of Anderson & Strudwick Holding Corporation, both of whose addresses are the same as the Corporation's.

         (D) During the past five years, George W. Anderson has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

         (E) During the past five years, George W. Anderson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (F) George W. Anderson is a citizen of the United States of America.


Item 3.  Source and Amount of Funds and Other Consideration

         Prior to the date of the event that requires filing of this Amendment No. 1, the Corporation had purchased 905,200 shares of Common Stock at an aggregate cost of $10,346,089. The source of the funds used in making the purchases was from client accounts over which the Corporation has discretionary investment authority.

         Before June 20, 1997, the Corporation sold 133,330 of the shares that it had purchased. During the period from June 20, 1997 to August 20, 1997, the 60 days prior to the date of the event that requires filing of this Amendment No. 1, the Corporation sold 153,600 shares, resulting in the Corporation's current beneficial ownership of 618,270 shares.


Item 4.  Purpose of Transaction

         The Corporation, an investment advisory firm, through discretionary investment authority granted to it by its clients, has purchased shares of Common Stock for investment purposes on behalf of its clients.

         There are no plans or proposals which the Corporation, Charles A. Mills, III, George R. Whittemore, Blair J. Frantzen, or George W. Anderson may have that relate to or would result in:

                               Page 6 of 10 Pages

         (A) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as otherwise disclosed herein;

         (B)  An  extraordinary   corporate  transaction,   such  as  a  merger,
         reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (C) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (D) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (E) Any material change in the present capitalization or dividend policy of the Issuer;

         (F) Any other material change in the Issuer's business or corporate structure;

         (G) Changes  in  the   Issuer's   charter,   bylaws  or   instruments
         corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (I) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (J) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

         (A) The aggregate number and percentage of Common Stock beneficially owned by the Corporation are 618,270 shares and 3.0%, respectively.

                               Page 7 of 10 Pages

         (B) The Corporation has no power to vote or to direct the vote of the shares identified pursuant to Item 5(a). The Corporation has the sole power to dispose or to direct the disposition of all the shares identified pursuant to
Item 5(a).

         (C) The transactions in the securities identified pursuant to Item 5(a) during the past 60 days were all sales and are itemized as follows:

       Beneficial       Trans.      Amount of    Price Per    Where/How
         Owner           Date      Transaction     Share      Effected

          MVA          07/01/97      $177,160      $17.72     Open Mkt.
          MVA          08/06/97       $38,661      $19.33     Open Mkt.
          MVA          08/08/97       $41,002      $20.50     Open Mkt.
          MVA          08/11/97       $39,701      $19.85     Open Mkt.
          MVA          08/12/97       $39,452      $19.73     Open Mkt.
          MVA          08/14/97       $38,752      $19.38     Open Mkt.
          MVA          08/15/97       $38,377      $19.19     Open Mkt.
          MVA          08/18/97       $38,002      $19.00     Open Mkt.
          MVA          08/19/97      $465,041      $19.38     Open Mkt.
          MVA          08/20/97    $2,104,342      $19.93     Open Mkt.


         (D) Not applicable.

         (E) On August 20, 1997, the Corporation ceased to be the beneficial owner of more than five percent of Common Stock.

         Charles A. Mills, III

         (A) None

         (B) None

         (C) None

         (D) Not applicable.

         (E) Not applicable.

         George R. Whittemore

         (A) None

         (B) None

                               Page 8 of 10 Pages

         (C) None

         (D) Not applicable.

         (E) Not applicable.

         Blair J. Frantzen

         (A) None

         (B) None

         (C) None

         (D) Not applicable.

         (E) Not applicable.

         George W. Anderson

         (A) None

         (B) None

         (C) None

         (D) Not applicable.

         (E) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None


Item 7.  Material to be Filed as Exhibits

         None

                               Page 9 of 10 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.


                                            MILLS VALUE ADVISER, INC.


Date:    August 20, 1997                    /s/  CHARLES A. MILLS, III
                                            --------------------------
                                            CHARLES A. MILLS, III
                                            Chairman of the Board



Date:    August 20, 1997                    /s/  GEORGE R. WHITTEMORE
                                            -------------------------
                                            GEORGE R. WHITTEMORE
                                            President/Director



Date:    August 20, 1997                    /s/  BLAIR J. FRANTZEN
                                            ----------------------
                                            BLAIR J. FRANTZEN
                                            Secretary/Treasurer/Dir.



Date:    August 20, 1997                    /s/  GEORGE W. ANDERSON
                                            -----------------------
                                            GEORGE W. ANDERSON
                                            Director



Attention:        Intentional  misstatements or omissions of fact constitute
                  Federal  criminal  violations (see 18 U.S.C. 1001).


                              Page 10 of 10 Pages